Exhibit 99.11
Oct 19, 2005 Media Interviews on the Financial Performance of Wipro Limited for the quarter ended
September 30, 2005
Newspaper Economic Times

Interviewee:	Girish Paranjpe, President, Finance Solutions SBU, Wipro Limited
Suresh Vaswani, President, Wipro Infotech Division, Technology Infrastructure
Services, Testing Services & Enterprise Application Services, Wipro Limited
Aravind
Okay, hi Yatish, this is Aravind from Wipro. Vinod has sent you some information on our results. We have seen some very good growth in our BFSI, testing, and TIS practices, and these have grown consistently over the last many quarters, also if you observe..
Yatish
Yeah, he has sent me numbers but he has not sent me absolute numbers. He has sent me a percentage number, which does not make sense.
Aravind
Hello, Girish I was just talking to Yatish about our growth in BFSI, testing, and TIS areas, also we had sent them some material on our customer relationship trends in terms of our increase in the number of million dollar clients, $20 million clients, etc, so we have to explain to him from both individual perspective and also from our Wipro perspective in terms of what we have done, our efforts in mining of accounts, and also perhaps a perspective on increased and integrated deals in form of IT plus BPO or IT plus TIS, etc.
Girish Paranjpe
Sure, so Yatish how do you want to do this. You want me to respond to what Aravind says.
Yatish
No actually I wanted to speak to you about two things basically. One was the large deals in the market and what is Wipro’s strategy in that area especially in the BFSI area. We see one particular deal from ABM-AMRO, so are there anymore which are there in the market now and is Wipro planning to tackle them and if so in what manner?
Girish Paranjpe
Okay. First of all let me, large deals are there in the market place and these deals have a certain period over which they get decided, sometimes as long as a year or six months, so nobody can predict when exactly the deal will get closed. Also these deals are very binary, so either you are a big winner or you are not in the winning race, so that it is very difficult to say what will happen just because you are in the race. The third thing is that these deals tend to be lumpy. So suddenly you will get a big booster one day and then your ability to sustain that kind of thing quarter after quarter is not always possible because these don’t come in even flow, but having said that, nobody can look at business and walk away from it. So yes, we are in chase, we are looking at all kinds of deals and let’s see what gets materialized when. At the same time, this is a slightly different type of business as compared to the regular business of growing our existing accounts and growing that to a significant size because that is at least something that we can look at, apply ourselves to see some predictably, and measure ourselves again.

Yatish
Yeah, for instance TCS has recently formed a consortium of sorts in which it wants now go to the next level of deals. So Wipro traditionally has not been known to a very strong in the BFSI segment but you seem to be getting some traction in that area, but on the large deals area, do you have any game plan is possibly different from TCS or Infosys in any way or is it the same so to say?
Girish Paranjpe
I do not know what these people’s game plan is because all we have seen is one deal.
Yatish
No its not one deal, TCS had already had three deals if you recall the GE Medical two deals of 100 million.
Girish Paranjpe
GE Medical, okay I don’t know if you say financial services.
Yatish
Financial services, but it is the same kind of deal.
Girish Paranjpe
Yeah, so big deals you know that Wipro is in chair as far as the General Motors major outsourcing is concerned and we will hope to hear something at least by the end of this quarter because that’s the time line they have, and apart from that we have announced at least one large deal which is a combination of IT and BPO which is a fairly significant deal this quarter itself.
Yatish
This quarter you won it already or?
Girish Paranjpe
We had won it and I think it is there in the announcement. I will have Aravind take that out and send the details to you of the deal.
Yatish
Okay, I do not see, is the deal referred to directly or is it referred indirectly in some form?
Girish Paranjpe
I think it was indirectly referred, I think we don’t have customer permission to name the client which is why we could not talk about it directly.
Yatish
Okay, how big is that deal?

Girish Paranjpe
Why don’t I get Aravind to give you the whole stuff because we were cautioned to articulate in a particular way.
Yatish
Is it that order to bill engagement that involves an integrated IT and BPO solutions put together, is that the one you are referring to?
Girish Paranjpe
Yes.
Yatish
How big is this deal?
Girish Paranjpe
Let me get Aravind to send that stuff to you because we have articulated in a particular way and I am being cautious because there are some things which I cannot say.
Yatish
Okay, duration of the deal?
Girish Paranjpe
It is over multiple years. Again, and it is starting at some and potentially is something different and much larger, so I will have that kind of sent to you.
Yatish
Okay, and Spectramind would involved in it is it?
Girish Paranjpe
BPO means there has to be, and there is no Spectramind now, it is Wipro BPO.
Yatish
Is BPO part, voice part or is it the transaction part or is it technical sport?
Girish Paranjpe
We do all three. Wipro BPO does transaction processing, it does voice, it does technical help desk.
Yatish
But in this particular deal would all the three combined involved?

Girish Paranjpe
At least two will be involved.
Yatish
Which is?
Girish Paranjpe
I think it is transaction plus some amount of help desk.
Yatish
Okay, this should be for CISCO, would it be?
Girish Paranjpe
No sorry I don’t want to go there. Let me have Aravind send it to you.
Yatish
Okay, you wanted to tell me about these IT and BPO integrated deals.
Girish Paranjpe
Going back, so what we are seeing is that there is an opportunity in the market today to do more integrated deals largely because of certain market situations as well as our own endeavor to move in that direction. From the market side, the way we are seeing that happens is that customers are slowly getting to be comfortable giving us larger deals in individual areas whether it is IT or BPO or package implementation and also some amount of consulting. Also from the customer’s internal organization perspective, many customers used to have completely independent IT and operations department who used to report from different people and who used to then in turn report to the CEO. Over the last two to three years, what has started happening is that within the customer organization, the role of chief of operations or chief operating officer kind of role has started to develop, so that there is one office or one person who has the whole sight of both these functions. So as a result, it is possible now to have somebody who we can talk to who can look at this jointly and not separately. So that is one development. The other is that both on the finance and accounting side as well as in the HR side, there is some kind of growing acceptance that some part of the work that they are doing is highly transaction intensive and need not be done in-house. So we are getting opportunity to go and pitch for doing both the application as well as the BPO work in both shared services areas. From our side, it is again, I would say it’s a part of our kind of evolutionary step that we have gone from providing showing excellence in individual areas and then going to the next level and then combining them and see why cannot we do both, why should we just stuck here because that way we are able to deliver more value to the customers, create a bigger lock and also do more value pricing rather than very transparent pricing.
Yatish
What do you mean by value pricing?

Girish Paranjpe
When we deliver productivity and gain to the customers, so the pricing may not be simply effort based, otherwise traditionally the pricing to customers is effort based. If we spend more effort, we bill more. On the other hand here, we can keep some part of productivity gains.
Yatish
Okay, so how important these kind of deals going forward in the next one year or so?
Girish Paranjpe
I think we are just in the early stages, so I would say that as time passes, this will become more and more important not only to the way we go to market but also how much it helps for can differentiate ourselves and also in kind of maintain our profitability.
Yatish
So you are saying in these kinds of deals you might not have a per person, per manhour kind of pricing?
Girish Paranjpe
That’s right. It will be a different way we will do, and it is not necessarily to the customer’s disadvantage. It is simply that the ownership and the risk transference is taking place. Instead of the customer taking risk on how much effort you will be expended and how work will get done that risk is getting transferred to Wipro and Wipro is taking responsibility for delivering certain output and then further taking on the additional responsibility and risk we get there differently. So it creates kind of win-win situation where customer gains because he no longer has to worry about...
Yatish
What is upfront investment from your side?
Girish Paranjpe
More or less it will require because you have to go and understand the customers current situation, baseline it, understand what the deliverables are, and only then can you make an proposal. In some cases, it may be that we are already doing some part of it in some manner and we may extend it and then convert into a different kind of service proposition. So we may be doing application today. Tomorrow we may go and do some part of business process and then we may go to them and say why don’t we combine this and give you this as an entire package.
Yatish
So how big would the market for these kinds of deals?
Girish Paranjpe
I cant quote a number because the potential is large, but market maturation is also a question, so when it will happen, in what context will it happen, what kind of company will accept it, because sometimes they are very sophisticated buyers who prefer not to go that way, who want to retain control, who want to have transparent pricing, who may not agree to this.

Yatish
So how would this differ from say how the ACS of the world market themselves as a platform-based application with BPO services?
Girish Paranjpe
It is similar except that ACS does it in a couple of areas. They don’t do it every area.
Yatish
They do it probably in the infrastructure management services area.
Girish Paranjpe
Yeah, something similar but it could be over a wider range of industries and services.
Yatish
Is Wipro not keen to take over or invest into an initiative like what TCS has done in terms of acquiring assets onsite and taking them on loans?
Girish Paranjpe
Actually we are not averse to that. We have to find the right opportunity because the issue really is that it should be something that is scalable. So let’s say if I take on people from one customer organization or one provider or whatever it is, then I should be able to leverage that expertise and all those people across multiple opportunities because the last thing we want to do is have provide no career paths to those people and the only way you can provide good career path is if we see that business are extensible to multiple situations.
Yatish
Unlike both TCS and Infosys, you are a little bit muted in terms of the bottom line growth?
Girish Paranjpe
Sorry.
Yatish
The results are little muted though they are in line with what you have guided, but they are a little muted in terms of growth.
Girish Paranjpe
No, year-on-year we did well. On a quarter and quarter basis, I thought we showed sequential profit growth.
Yatish
No both on quarter-on-quarter and sequential basis, you are down compared to TCS and Infosys in terms of percentage growth. Not that they are two different companies and I understand the fact that it is not a out of line, but is this because of these lumpiness on this big orders maturing for these two companies?

Girish Paranjpe
No I don’t think they have even started down that line, so they have just announced, I think all of them talking about business really starting a quarter down the line.
Yatish
Okay. Because Infosys mentioned a $50 million contact which has started billing in this quarter. TCS has mentioned another contract besides the ABN-AMRO contract which is again in the $75 to 100 million range which has started billing.
Girish Paranjpe
I don’t know, you should ask them they would be able to tell you.
Yatish
Do you see this happening more often that they would possibly outperform in certain quarters quite because from market point of view it is fairly important because once you outperform in that quarter, everybody else is kind of beaten down?
Girish Paranjpe
Normally, I would say that larger deals don’t necessarily contribute to bottom line right away. In fact the history of all large deals is as follows; you should expect some of large deals to go back number one. Number two whether the large deals really become profitable in later years and not in earlier years. So that has been the general experience for all large deals some of the big companies like IBM, EDS, and all these CFC and people like that. So if our local colleagues have been able to turn that logic in the reverse direction, then I would be surprised.
Yatish
Okay. In your other verticals, testing and all, how old is testing now for Wipro?
Girish Paranjpe
How old?
Yatish
Yeah.
Girish Paranjpe
Actually we have been doing testing as a separate line of business for almost five years now and that has done very well. We have added substantial..
Yatish
... talking about application testing services?

Girish Paranjpe
Application testing, because on the telecom side, we have been doing for 10 or 12 years. On the application side, it is about four to five years and there has been a huge momentum in the growth rate in the last two years. More and more customer have seen the value first of all having an independent testing organization and making a separation between application development and testing and then secondly the leveraging vendors like us who can do it in a more systematic fashion and also you use tools and do it offshore, so that is fairly a potent combination.
Yatish
Okay. On the infrastructure side, I understand that it does not really fall into your area but are there any joint offerings between the verticals and infrastructure management happening?
Aravind
Yatish, I am sorry to interrupt. We have also arranged a call with Suresh Vaswani, so your questions pertaining to TIS and testing, he would be able to set in.
Yatish
Okay anything else you would like to add Mr. Paranjpe.
Girish Paranjpe
I think we saw a great quarter. .
Yatish
Would you call it a great or would you call it a good quarter?
Girish Paranjpe
At least from a Wipro perspective, we had made a lot of strides in terms of operational improvements, continuing the growth momentum, volume growth from all that perspective I think it was a great quarter, and in the context of lot of anxiety people had expressed about the management changes, I think we have been able to act and lay those to rest, and from a financial services perspective 14% sequential growth was great.
Yatish
Okay, thank you sir.
Girish Paranjpe
Thanks.
Aravind
Yatish, we would connect you to Suresh, can you give us five minutes.
Yatish
Can I terminate or you will call back?

Aravind
We will call you back at the same number, that’s not a problem. Okay give us five minutes on this, thank you.
Yatish
This is Yatish.
Suresh
Yatish, right, this is Suresh Vaswani here.
Yatish
Hi how are you?
Suresh Vaswani
Very well, how are you?
Yatish
Very fine.
Suresh Vaswani
Is there anybody else on the line?
Yatish
I don’t know.
Suresh Vaswani
Okay, now that you are on the line, we can get started.
Yatish
Just a couple of things. I just wanted to understand the new role of yours and a little bit about the verticals you are handling now?
Suresh Vaswani
Okay I manage three service lines globally. I manage technology infrastructure services.
Yatish
Which would mean what actually, is it infrastructure management or is it?

Suresh Vaswani
That’s right. It is basically infrastructure management, infrastructure integration, etc. Then I manage testing services. Do you know Mr. Prasanna
Yatish
Yes.
Suresh Vaswani
Prasanna works with me. Then I manage testing services. So it is headed Mr. Ganga who reports to me, and then I also manage enterprise application solutions.
Yatish
Okay, now all these are verticals?
Suresh Vaswani
No these are horizontals. These are practices.
Yatish
These are practices.
Suresh Vaswani
So if you really look at Wipro Technologies, we have a vertical structure or an SBU structure, and then you have a horizontal structure, like BPO is a horizontal. So is TI, so is testing, so is enterprise application solutions. Now I head these services lines.
Yatish
Sir at in terms of number of people, how many people come under you?
Suresh Vaswani
Okay one second, let me just finish what I do. In addition to this, I look at Wipro Infotech which is India, Middle East, and Asia Pacific business, so these are my responsibilities.
Yatish
Okay. Yeah in terms of number of people?
Suresh Vaswani
Well you know testing services is roughly 3700 people today.
Yatish
How many?

Suresh Vaswani
3700 people. Infrastructure services roughly 2400 people, and our enterprise application solution business is roughly 4000 people, and Wipro Infotech out domestic, Middle East, and Asia Pacific business is roughly 5000.
Yatish
Okay, in terms of growth, which of these horizontals are growing...?
Suresh Vaswani
Well, the growth in testing services is maximum, so it has grown this quarter 20% sequentially and 80% year-on-year. So its really been a strong growth for the testing service business. Infrastructure services also is growing really rapidly. So that’s grown sequentially 13% and year-on-year 68%. The enterprise application solutions is showing a steady growth, it is 8% plus sequential.
Yatish
How much?
Suresh Vaswani
8% plus sequential. It is around 8.3 somewhere there.
Yatish
8.3.
Suresh Vaswani
Yes, and year-on-year growth is close to 30%.
Yatish
8.3% is for application no.
Suresh Vaswani
For enterprise application, so all are package implementation and consulting business, and then Infotech, Wipro Infotech is growing pretty much ahead of the market at 32% year-on-year growth in terms of revenue.
Yatish
Okay. I wanted to understand coming to the dual handling on these horizontals, what’s happening on the mega deals front. Do you expect these mega deals to be pulled into any of your horizontals?
Suresh Vaswani
The mega deals would typically be pulled through the verticals. So if you look at our structure, you have verticals in it. So our go to market is really through the verticals, so for eg Girish Paranjpe, he handles the finance segment and he handles all the accounts in the finance segment and he sort of puts, under Girish Paranjpe we develop a lot of domain expertise, domain skills, consulting, application development and maintenance and so on and so forth, and he sort of integrates all the service lines in terms of the proposition to the customer.
Yatish
That is interesting because you know.
Suresh Vaswani
So you know really the verticals are our go to market. The practices are where we develop a lot of practice skills, a lot of practitioner skills, a lot of delivery capability, a lot of delivery excellence capability, and so on so forth. But if you really ask me in terms of, we have all the flavors and we have all the service lines that blends us to being in the front insofar as large deals are concerned. So if you really look at Wipro, we have got BPO, we have TIS, testing, EAS, we have the vertical strength, we got the ADM practice, we got the consulting practice and so on and so forth. So we pretty much are there and we have also had our share of deals in terms of large deals as we have gone along.
Yatish
So have you got any large deal in the near future because of the strength of the application enterprise services?
Suresh Vaswani
If you are really talking about, you know, today Wipro technology has had its own share of deals. I can speak about some of the deals. So we continuously win deals and so on and so forth.
Yatish
I am talking about the $50 to $100 million deal.
Suresh Vaswani
What is your question?
Yatish
My question is has the application packaging services horizontal pulled in any large $50 to $100-million dollar deal on the bank of its expertise in the last quarter?
Suresh Vaswani
In the last quarter no.
Yatish
No.
Suresh Vaswani
In the last quarter, the quarter that went by, right.

Yatish
Pardon.
Suresh Vaswani
In the quarter that went by? In the quarter that went by, no, but we had several wins last quarter?
Yatish
Okay the quarter before this?
Suresh Vaswani
No you are talking about Q2 right.
Yatish
I am talking about September ended?
Suresh Vaswani
In the quarter of September ending, we had our own share of large deals to so speak or mid-sized deals, but if you are saying that has there been a $50 million or $100 million deal, this quarter we have won many accounts. We have added to our list of account spike substantially. Many of our accounts have scaled up to the sort of size that you are talking about. So we have had a lot wins, but is it one stop, one gross $50 million plus dollar deal...
Yatish
Not one year, the multiyear possibly.
Suresh Vaswani
We have got several such wins with good multiyear growth possibilities, but if you are looking for a win which is like a $100 million win, that we on an integrated basis you $100 million win that we won on an integrated basis last quarter no. But we have got several new customer acquisition, several service lines, and several verticals have made good directionals, and we do have a lot of potential in terms of scaling these accounts.
Suresh Vaswani
Who is this on the line?
Vinod
This is Vinod here. I just wanted to add that if actually look at the number of $10 million in the bulk line and $20 million in a bulk line, they have added significantly larger number of clients in these two areas in the last quarter which clearly means that we are clearly forming into these accounts so accounts which we kind a year back or something as smaller engagements, have actually grown to $10 million plus account or $20 million plus accounts, which largely is what is driving business from these...

Suresh Vaswani
Talking of the $20 million plus accounts, Yatish correct me if I am wrong, but we have 37 plus accounts?
Yatish
No, I have that number.
Suresh Vaswani
You got the number, right. We have got all sort of accounts which are $20 million plus and all of them have huge potential to scale and going by our service lines and going by the fact that we have a multitude of service lines, it lends itself to our building traction and growing accounts to the sort of sizes that you are talking about.
Yatish
Okay, in terms of acquiring infrastructure, data centers or telecom infrastructure in onsite side at the client location, what is Wipro’s approach?
Suresh Vaswani
Sorry, can you repeat that please, in terms of data centers?
Yatish
In terms of data centers, network, which would include telecommunication network or management of that telecommunication network...
Suresh Vaswani
We do that as a very integral part of our infrastructure services. Typically, what we do is we manage data centers in a remote delivery model.
Yatish
Correct. What I was trying to ask you is what are your plans on acquiring the onsite customer on the infrastructure. Are you willing to invest upfront into a deal which would involve taking over the infrastructure of the customer?
Suresh Vaswani
Okay so for example, speaking about what we do in the domestic market and we did speak about the Sanmar deal, that involves taking over assets, taking over people, and therefore if your question is would we do similar sort of deal structure globally, we would it on a selective basis.
Yatish
What is selective, what is it different from?

Suresh Vaswani
When I say selective basis, what we have done in the domestic market, we have built the capability, we have had a continuous string of wins which involve infrastructure outsourcing and which involve asset takeover and which also involve people takeover, and we have got a string of successes, so what we are going to do is on a global basis also look at deals selectively, look at deals where we already have a good penetration with respect to our customers and take it from there. So just to answer your question, we haven’t asset outsourcing deals globally, we certainly have done some people takeover deals globally. Now what we are saying is that we could look at integrated deals which also involve assets outsourcing from a global perspective.
Yatish
So, would you take on a multi country count which would include an infrastructure takeover also?
Suresh Vaswani
Yes.
Yatish
Yes. I mean you are saying that the division is not ready to take on those kind of projects?
Suresh Vaswani
See what I want to do is, I want to give you a perspective, that if you look at what we have done so far globally, we are completely full in terms of service lines.
Yatish
But if you want to take infrastructure globally, you have done it in Wipro Infotech but that is a domestic entity.
Suresh Vaswani
Exactly, so what we are saying is at the end of the day, it is financial frameworks, and we would look at these models globally also.
Yatish
Because there are two components of it, one is capability per se in terms of the people and the other is the financial capabilities or the willing to invest in doing that.
Suresh Vaswani
So the answer to that question is we from a global perspective we will certainly look at this model of engaging the customers. Now ultimately it boils down to financial frameworks and so on and so forth, so we are open to it sort of let me take work in the domestic market globally as well. So we are doing it step at a time, so I want to basically tell you that we are doing it step at a time. We borrow a model which has succeeded very well in the domestic market against global competition. In any case, you are doing a large aspect of services outsourcing; so we do infrastructure management, we do BPO, we do ES, we do everything, and now it’s a matter of getting the asset piece integrated and a financial structure and model to be able to address some of the opportunities globally, so we will do that.

Yatish
In mind with that would you do it say an alliance..?
Suresh Vaswani
You know there are various models on this. You could do it on an alliance basis, you can do it on an partnership basis, where is the money available for this?
Yatish
Do you have any alliance already or do any partnership already?
Suresh Vaswani
We will look at synergistic partnerships. At the end of the day, we have in any case got alliances with a lot of the technology players as a part of our domestic basis. So a lot of them are our customers globally. So we will look. Its early days yet, I must tell you its early days yet, but we will look at alliances.
Yatish
Why do you think its early days yet because the offerings are already there in the market from a TCS and Infosys?
Suresh Vaswani
TCS and Infosys, I don’t think they are doing so much of asset outsourcing.
Yatish
I mean if you look at the offering that TCS is making along with VSNL and Tata Teleservices.
Suresh Vaswani
Tata Teleservices, I do not want to comment too much on competition.
Yatish
okay, let’s not comment on the capability to deliver it, but the offering is there in the market, so I mean like if I compare one to one to one I am not talking about delivery...
Suresh Vaswani
If I look at all our services offerings, I think we are best placed because we are all the service lines especially infrastructure service line which is a big differentiator for us really vis-à-vis our competitors. What we are now saying is that the people takeover in one way or other we have been doing it and we have been doing it on a selective basis over the past so many quarters. What you are really asking is asset outsourcing or asset takeover as part of the customer’s proposition, the answer yes, it is more a financial model. It also means a lot of alliances. For example, we could tag with a telecom service provider, right. In terms of coming together with the telecom service provider...
Yatish
That is what I am saying would you tie up say with an AT&T or an MCI or Qualcomm or whoever, would you do that?

Suresh Vaswani
They are the sort of alliances in any case you need because in these sort of contracts you obviously will not do absolutely everything or you obviously will not have capability of each and every aspect of it, so you may tend to go on a partnership route, you may tend to go on an alliance route.
Yatish
Do you anything on the cards like that?
Suresh Vaswani
I cannot comment at this stage, but I have given you a broad perspective and a general direction in terms of...
Yatish
Okay, tell me a little about the GM deal.
Suresh Vaswani
Sorry.
Yatish
The General Motors deal. What are the components that Wipro is keen on participating in?
Suresh Vaswani
Again on the General Motors deal, we are engaged to them with only Indian IT player dealing with GM in terms of various aspects of it, beyond that ...
Yatish
You are the only Indian, but Satyam is also there?
Suresh Vaswani
I am not too sure. Hello.
Yatish
This is Yatish here sir. Vinod must have dropped out.
Aravind
Hello. Aravind here.
Suresh Vaswani
Aravind, where is Harith.

Aravind
Harith has just gone out for a call. I will just call him back.
Suresh Vaswani
Okay, see on the General Motors, I will not be able to comment too much here.
Yatish
Why? Okay, off the record, just tell me what is the part that you are bidding for, or tell me what is the deal all about not what Wipro is bidding for?
Suresh Vaswani
On the General Motors, I don’t think I will be able to comment, I can only tell you that there is substantial engaged. It is too premature for us to speak about it at this point.
Yatish
I thought the deal is almost closing.
Suresh Vaswani
No, we cannot, we have our own restrictions in terms of speaking on specific customer issues and specific customers, we are very constrained in terms of what we can speak. So, I would not like to speak on specific customer engagements, we do not have clearances to speak.
Yatish
Okay. Anything else you would like to tell me Sir?
Suresh Vaswani
I think what we have done is, you have covered ground with me on infrastructure services, which is a strong differentiator for us and I think I made the point earlier..
Yatish
Do you think it is better than HCL?
Suresh Vaswani
Well again, I do not want to comment on competition..
Yatish
Frankly.

Suresh Vaswani
But clearly, in this space, if you read any analyst report and independent analyst report, I think the conclusion really jumps out that we are really leaders in the remote infrastructure management space.
Yatish
Because every analyst kind of IMS highest on HCL’s portfolios as well.
Vinod
We are actually #1 on both the Forrester one and the Gartner one, way ahead of IBM, Infosys, HCL..
Suresh Vaswani
So that is what I am saying, independent analyst reports are clearly placing us on top in terms of remote delivery capability. I think we have been very fast off the block and we have got our own share of marky wins, and you know, one way or the other, I mean, I can certainly categorically say that from a global delivery perspective in terms of infrastructure management we have been the pioneers here, and we continue to innovate here and we continue to get good wins here. So that is the infrastructure side. I think on the testing side if you would like to cover something I could run through what we do in testing.
Yatish
No Sir, that is not a very exciting area as they say, you know.
Suresh Vaswani
You know, one day you can spend some time with me to understand why it is actually looking exciting.
Yatish
I mean, I don’t know Sir, how exciting is it for, you know, somebody who has done Software Engineering to kind of get into testing you know, and don’t mind guys who used to do testing were the guys who could not clear the exams.
Suresh Vaswani
No, no, I think you should spend some time with me.., I think it is a line which is catching a lot of attention.
Yatish
I know it is catching a lot of attention, but for all the wrong reasons you know.
Suresh Vaswani
Why do you say that?
Yatish
It is so very ironical, you know, we maintain application, we develop it for clients, and then we go to the same client and tell them, you know, that this is not perfect, so let me test it for you, you know..?

Suresh Vaswani
I think, let me just give you the perspective, testing needs a lot of domain knowledge, it needs a lot of specialty tools knowledge, it is becoming a very very sophisticated line, it needs a lot of consulting knowledge, and why you are seeing a lot of attention now a days on testing is because it is becoming even more crucial, especially for enterprise customers when we launch applications, when you launch applications you have to make sure that it is tested not only in terms of the functional specifications, but in terms of performance testing, in terms of integration testing, in terms of regression testing and so on and so forth. So testing is certainly not a, like in your mind you have it as a low end line, it is certainly not. It has got a high degree of sophistication, it has got a high degree of automation, and needs, I mean today my challenge is how do I get the best testing experts in the world to work with me, so it needs a lot of domain knowledge and lot of high end tools knowledge. So any way that is another subject in another way. I think we should spend some time so that I am able to, maybe it is worthwhile, you know, you come and visit us at the electronic city, see some of our labs, see some of the work that we do. It is pretty sophisticated. But we will not talk about it now, in case you have no interest on it, but it is certainly something that we are investing in, it is certainly something where we are investing more and more in terms of frameworks, and it is a very high growth line for us.
Yatish
Yeah, it is a very high growth area for independent testing services companies..
Suresh Vaswani
Yeah, it is becoming interesting because now everybody is talking about it, there as specialty companies which do only testing.
Yatish
Correct, quite a few of them here in India, you know, Bangalore, Chennai... It has been good talking to you, it has been a very long time since we kind of spoke. I think it has been almost 3 years since we met.
Suresh Vaswani
We should really link up. Many good things that we have to talk about ___domestic perspective. I think we should catch up, that would be great..
Yatish
That would be good.
Male participant
Suresh you were also saying you are going to be in Bombay some time next week and week after that, so probably when you are in Bombay, if you can catch up with Yatish.
Yatish
Okay great, thanks very much.
Suresh Vaswani
See you, bye bye.